Filed by EMBARQ CORP

Pursuant to Rule 425 under the Securities

Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Registration Statement #333-155521

Subject Company: EMBARQ CORP

Commission File No.: 001-32732

Welcome to the first edition of the CenturyTel/EMBARQ Merger Update. The purpose of this bulletin is to provide accurate, timely information about merger decisions and activities to employees of both companies and to answer your questions about the merger process.

The most notable events coming up are the shareholder votes for both companies, which are scheduled for next Tuesday, January 27, at 10 a.m. Central time in Overland Park and in Monroe. Both CenturyTel and EMBARQ shareholders will be voting to approve proposals related to the CenturyTel/EMBARQ merger.

Our integration team continues to make good progress in planning for the merger of CenturyTel and EMBARQ. Thanks to the on-going collaborative efforts of a number of employees from both companies, we continue to expect to close the merger during the second quarter. Our regulatory teams are focused on gaining FCC and state approvals for the merger. Simultaneously, our integration teams are working on both organizational and systems integration planning. We are highly confident that these efforts will be successful.

The next issue of Merger Update will be published following the shareholder meetings next week and will include details about these and other merger-related activities, as well as the progress we’ve made since we last communicated with you about the merger on December 22.

Communicating about the merger is a priority for both CenturyTel and EMBARQ, and more information is now becoming available as decisions are finalized and announced. You can expect to receive more frequent updates as we move further through the process.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in the website that you are about to enter, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including receipt of required approvals by CenturyTel and EMBARQ stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of EMBARQ operations into CenturyTel will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry as detailed from time to time in each of CenturyTel’s and EMBARQ’s reports filed with the Securities and Exchange Commission (SEC). There can be no assurance regarding the timing of the consummation of the merger or that the proposed acquisition will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of publication of the materials on this website. Unless legally required, CenturyTel and EMBARQ undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise

Additional Information

In connection with the proposed merger, CenturyTel has filed, and the Securities and Exchange Commission (SEC) has declared effective, a Registration Statement on Form S-4 that includes a joint proxy statement of CenturyTel and EMBARQ that also constitutes a prospectus of CenturyTel. CenturyTel and EMBARQ began mailing the definitive joint proxy statement/prospectus to their respective shareholders on December 22, 2008. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain the joint proxy statement-prospectus, as well as other filings containing information about CenturyTel and EMBARQ, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement-prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement-prospectus may also be obtained, free of charge, by directing a request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary, or to EMBARQ, 5454 West 110th Street, Overland Park, KS, 66211, Attention: Shareholder Relations.

The respective directors and executive officers of CenturyTel and EMBARQ and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyTel’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyTel on March 27, 2008, and information regarding EMBARQ directors and executive officers is available in its proxy statement filed with the SEC by EMBARQ on March 17, 2008. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the joint proxy statement-prospectus and other relevant materials filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.